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                                                   OMB APPROVAL
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                                            OMB Number:     3235-0145
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         (Amendment No. 2         )*
                                         ---------

                                Party City Corp.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    70214510
                  --------------------------------------------
                                 (CUSIP Number)


 ------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/  Rule 13d-1 (b)

/ /  Rule 13d-1(c)

/ /  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).













Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)                                            Page 1 of 3 pages




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CUSIP No.          70214510

-------------------------------------------------------------------------------
         1.  Names of Reporting Persons.          Weiss, Peck & Greer, L.L.C.
             I.R.S. Identification Nos. of above persons (entities only). 13-2649199

-------------------------------------------------------------------------------

         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) / /

             (b) /x/
-------------------------------------------------------------------------------

         3.  SEC Use Only
-------------------------------------------------------------------------------

         4.  Citizenship or Place of Organization    Delaware
-------------------------------------------------------------------------------

Number of             5.  Sole Voting Power             -0-
Shares Bene-       ------------------------------------------------------------
ficially owned
by Each               6.  Shared Voting Power           257,064
Reporting          ------------------------------------------------------------
Person With:
                      7.  Sole Dispositive Power        -0-
                   ------------------------------------------------------------

                      8.  Shared Dispositive Power      257,064
-------------------------------------------------------------------------------
         9.  Aggregate Amount Beneficially Owned by Each Reporting Person
             257,064

        10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)                                            /x/

        11.  Percent of Class Represented by Amount in Row (11)
             2.06%

-------------------------------------------------------------------------------
        12.  Type of Reporting Person (See Instructions)
-------------------------------------------------------------------------------
BD, IA












                               Page 2 of 3 pages


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Cusip No. 70214510                 13G                       Page 3 of 3




Item 5.           Ownership of Five Percent or Less of a Class:

If this statement if being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[X].


Item 10. Certification:

By signing below, Richard S. Pollack, General Counsel of Weiss, Peck & Greer, L.L.C. ("WPG") certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by WPG were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    December 9, 1998


WEISS, PECK & GREER, L.L.C.



By:  /s/ Richard S. Pollack
   ---------------------------------
     Richard S. Pollack
     General Counsel

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).